Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L143-08cc/fy
Your Ref :

21 May 2008

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549 [redacted]
USA
Mailstop: 3-2

SUPPL

Dear Sirs,

Hysan Development Company Limited (the "Company"), Exemption No. 82-1617
- Final Dividend for the Year Ended 31 December 2007
Option to Receive Shares in Lieu of Cash Dividend

We, a company incorporated in Hong Kong, furnish a copy of our circular dated 21 May 2008 regarding the captioned matter published on the website of the Company at www.hysan.com.hk and the designated issuer website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk for your records.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

Enc.

TW/PW

dw 6/3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt about this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hysan Development Company Limited (the "Company"), you should at once hand this circular and the accompanying form of election to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or the transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited (**the "Stock Exchange"**) takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Hysan 希慎

Hysan Development Company Limited
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)

(Stock Code: 00014)

Chairman
Peter Ting Chang Lee

Independent non-executive Deputy Chairman
Sir David Akers-Jones

Independent non-executive Directors
Tom Behrens-Sorensen
Fa-kuang Hu
Dr. Geoffrey Meou-tsen Yeh

Non-executive Directors
Hans Michael Jebsen
Anthony Hsien Pin Lee
Chien Lee
Dr. Deanna Ruth Tak Yung Rudgard

Executive Directors
Ricky Tin For Tsang
Wendy Wen Yee Yung

Registered Office:
49th Floor
Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong

21 May 2008

Dear Shareholder(s),

FINAL DIVIDEND FOR THE YEAR ENDED 31 DECEMBER 2007
OPTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND

INTRODUCTION

At the Annual General Meeting of shareholders of the Company held on 14 May 2008, an ordinary resolution had been passed to declare a final dividend of HK48 cents per ordinary share (**the "Share(s)"**) in the capital of the Company.

The final dividend is payable in cash with a scrip dividend alternative (**the "Scrip Dividend"**) to shareholders whose names appeared on the Register of Members on Wednesday, 14 May 2008 (**the "Record Date"**). The latest time for submission of transfer forms to qualify for the final dividend was 4:00 p.m. on Thursday, 8 May 2008. Brief details of the Scrip Dividend arrangement were announced on 14 May 2008.

The purpose of this circular is to set out the procedures which apply in relation to the Scrip Dividend.

DETAILS OF THE SCHEME

Shareholders have the choice of receiving in respect of each existing Share:

(i) a cash dividend of HK48 cents; or

(ii) an allotment of new Shares **(the "New Shares")** credited as fully paid, save for adjustment for fractional entitlements, having a Market Value (as defined below), equal to the dividend of HK48 cents which the shareholder would otherwise receive in cash; or

(iii) partly cash and partly New Shares.

The number of New Shares to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the Market Value of HK$23.10 per Share, being the average of the closing prices of the Shares on the Stock Exchange for the 5 consecutive Stock Exchange dealing days commencing on Wednesday, 7 May 2008, the first day the Shares traded ex-dividend **(the "Market Value")**.

The formula used for calculating the entitlement is as follows:

Number of Shares held as at 14 May 2008 x HK48 cents = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{Market Value (HK\$23.10)}} = \text{Maximum number of New Shares (rounded down to the nearest whole number)}$$

Fractions of New Shares resulting from shareholders' election will not be allotted to shareholders and entitlements to New Shares will be rounded down to the nearest whole number. Fractional entitlements will be aggregated and sold for the benefit of the Company.

STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND WARRANTS AND SHARE CERTIFICATES

Application has been made to the Stock Exchange for listing of and permission to deal in the New Shares. It is expected that cheques for cash entitlements and/or (subject to such application being granted) definitive share certificates for the New Shares will be posted to shareholders by ordinary post at their risks on or about Wednesday, 18 June 2008. The New Shares will, on allotment and issue, rank pari passu in all respects with the existing Shares save that they will not rank for the final dividend for the year ended 31 December 2007.

Subject to the granting of approval for listing of and permission to deal in the New Shares on the Stock Exchange, such New Shares will be accepted as eligible securities by Hong Kong Securities Clearing Company Limited for deposit, clearance and settlement in the Central Clearing and Settlement System (**"CCASS"**) with effect from the commencement date of dealings in the New Shares on the Stock Exchange or such other date as determined by Hong Kong Securities Clearing Company Limited. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. Shareholders should seek the advice of their licensed securities dealer or other professional adviser for details of those settlement arrangements and how such arrangements will affect their rights and interests.

The Shares of the Company are listed and dealt in or on the Stock Exchange. Certain US$ and HK$ denominated Guaranteed Notes issued by a Group subsidiary, Hysan (MTN) Limited, that are guaranteed by the Company are listed on the Luxemburg Stock Exchange. Save as disclosed herein, none of the equity or debt securities of the Company are otherwise listed or dealt in or on any other stock exchange nor is listing of or permission to deal in or on any other exchange being or proposed to be sought.

FORM OF ELECTION

A form of election has been prepared for use by shareholders who wish to receive the final dividend wholly in the form of New Shares or partly in cash and partly in the form of New Shares, or to make a permanent election to receive Shares in lieu of any further dividend in cash form and, is enclosed with this circular.

If you wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares, you should complete and sign the form of election in accordance with the instructions printed thereon and return it so that it is received by the share registrars and transfer office of the Company, Tricor Standard Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong (the "Registrars") so as to arrive no later than 4:00 p.m. on Wednesday, 11 June 2008. No acknowledgement of receipt of the form of election will be issued.

If you wish to receive the whole of the final dividend in cash you should NOT complete the form of election.

Shareholders who do not specify the number of Shares in respect of which they are electing to receive an allotment of New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding on the Record Date, then they will be deemed to have chosen to receive New Shares in respect of all the Shares of which they were then registered as the holders.

Shareholders who elect to receive the final dividend wholly in the form of New Shares may also elect to receive all future dividends, which are declared in cash with an option to receive New Shares, wholly in the form of New Shares by completing Box D on the form of election. **Shareholders who have elected to receive all future dividends wholly in the form of New Shares and wish to continue to receive dividends wholly in the form of New Shares would not be sent forms of election.** Such election or a notice not to be sent forms of election may be revoked at any time by giving 7 days' notice in writing to the Registrars. **Forms of election in respect of future dividends will not be sent to shareholders who make an election or give the aforesaid notice unless they notify the Registrars in writing of their wish to revoke their election or notice.**

OVERSEAS SHAREHOLDERS

Shareholders with registered addresses in the United States of America or any of its territories or possessions or Malaysia will be excluded from receiving the form of election and will only receive the final dividend wholly in cash. Having obtained and taken into consideration legal opinions in those jurisdictions, the Directors considered such exclusion to be necessary and expedient pursuant to Rule 13.36(2) of the Rules Governing the Listing of Securities on the Stock Exchange on account either of the legal restrictions under the laws of the relevant place or of the requirements of the relevant regulatory body or stock exchange in that place. All shareholders resident outside Hong Kong should consult their professional advisers as to whether or not they are permitted to receive the final dividend in scrip form or whether any government or other consents are required or other formalities need to be observed. No shareholder receiving a copy of this circular and/or a form of election in any territory outside Hong Kong may treat the same as an invitation to elect for Shares unless in the relevant territory such invitation could lawfully be made to him without the Company having to obtain any registration or comply with other legal requirements, governmental or regulatory procedures or any similar formalities. It is the responsibility of any person outside Hong Kong who wishes to receive New Shares under this scheme to comply with the

laws of the relevant jurisdictions including obtaining any registration or complying with other legal requirements, governmental or regulatory procedures or any similar formalities. Persons who receive New Shares in lieu of the cash dividend must also comply with any restrictions on the resale of the Shares which may apply outside Hong Kong.

GENERAL

Whether or not it is to your advantage to elect to receive New Shares instead of cash, in whole or in part, will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom must be solely the responsibility of each shareholder. If you are in any doubt as to what to do, you should consult your professional advisers.

Shareholders who are trustees are recommended to take professional advice as to whether a decision to receive New Shares is within their powers and as to the effect of such decision having regard to the terms of the trust instrument.

TIMETABLE OF EVENTS

	2008
Shares quoted ex-dividend	Wednesday, 7 May
Latest time for submission of transfer forms to qualify for the final dividend	4:00 p.m. on Thursday, 8 May
Book closing dates	Friday, 9 May to Wednesday, 14 May
Record date for the final dividend	Wednesday, 14 May
Last date for receipt of forms of election by the Registrars	4:00 p.m. on Wednesday, 11 June
Payment date for dividend warrants and certificates for New Shares mailed	on or about Wednesday, 18 June
Expected first day of dealings in New Shares in Hong Kong	on or about Wednesday, 18 June (subject to the proper receipt of share certificates for the New Shares by the relevant shareholders of the Company)

ADJUSTMENTS TO SUBSCRIPTION PRICES IN RELATION TO SHARE OPTIONS GRANTED UNDER THE SHARE OPTION SCHEMES

The Directors have been advised that in accordance with the terms of the share option schemes adopted by the Company, the Scrip Dividend will not result in any adjustment to the subscription prices payable on the exercise of the options granted under the share option schemes.

Yours faithfully,
Peter Ting Chang Lee
Chairman

任何註冊登記或遵照其他法例規定、政府或監管程序或任何類似手續。收取新股以代替現金股息之人士，亦必須遵守在香港以外地區轉售股票時所適用之任何限制。

一般資料

選擇全部或部份收取新股以代替現金是否對　閣下有利，乃視乎　閣下之個別情況而定。此方面之決定及其所引致之一切後果為個別股東之責任。閣下如有任何疑問，應諮詢　閣下之專業顧問。

身為信託人之股東應就有關信託契約內之條款諮詢專業顧問之意見，以確定他們是否有權選擇收取新股及作出該選擇之影響。

時間表

2008年

股份除息報價 .... 5月7日(星期三)

最遲呈交股份過戶表格以收取
　末期股息之時間 .... 5月8日(星期四)下午4時正

暫停辦理股份過戶登記日期 .... 5月9日(星期五)至5月14日(星期三)

末期股息記錄日期 .... 5月14日(星期三)

股份過戶登記處最後收回
　選擇表格之日期 .... 6月11日(星期三)下午4時正

寄發股息單及新股股票之日期 .... 約於6月18日(星期三)

預計新股在香港首日買賣之日期 .... 約於6月18日(星期三)
(當本公司有關之股東收妥新股股票後開始)

調整按購股權計劃而授出購股權之認購價

根據董事會所獲提供之意見，依據本公司採納購股權計劃之條款，以股代息將不會導致按購股權計劃而授出購股權所涉及之認購價作出任何調整。

此致

列位股東　台照

主席
利定昌
謹啟

2008年5月21日

本公司之股份在聯交所上市及買賣。若干由本集團附屬公司，Hysan (MTN) Limited，發行並由本公司提供擔保之美元及港元票據則在盧森堡證券交易所上市。除披露者外，本公司之股本證券或債務證券並無在任何其他證券交易所上市或買賣或申請上市，現時也無意在其他證券交易所申請上市買賣。

選擇表格

隨本通函附上一份選擇表格，以供股東就收取末期股息選擇收取全部新股或部份現金及部份新股，或作出長期性選擇收取股份以代替日後之一切現金股息。

閣下如欲收取新股代替全部或部份現金股息，應依照選擇表格上印備之指示填寫及簽署，最遲須於2008年6月11日(星期三)下午4時正前交回本公司之股份過戶登記處，卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘滙中心26樓(「股份過戶登記處」)。交回之選擇表格將不會獲發收據。

閣下如欲以現金方式收取全部末期股息，則不須填寫選擇表格。

選擇以新股代息之股東，而無指明選擇以新股代息之股份數目，又或其指明數目較記錄日期之登記持股量為多，則將視作已就彼等就記錄日期所持之所有股份選擇以新股代息。

選擇收取新股代替全部末期股息，及選擇就將來以現金派發股息並附有以股代息選擇時全部收取新股的股東，請填寫選擇表格內之丁欄。**已選擇將來收取新股代替全部股息並欲繼續以新股收取全部股息之股東，則不會寄予選擇表格。**股東可隨時向股份過戶登記處給予7日書面通知，將是項選擇或通知撤銷。**凡已作出此項選擇或已發出通知之股東，本公司今後派息時將不再寄發選擇表格，除非該股東以書面通知股份過戶登記處將是項選擇或通知撤銷。**

海外股東

凡註冊地址乃在美國或其任何領土或屬土或在馬來西亞之股東均不獲寄予選擇表格，並將以現金方式收取是次派發之末期股息。董事已取得該等司法地區的法律意見，經考慮到有關地區的法例或該地區有關監管機構或證券交易所的規定後，認為此舉是有必要及適宜，並已符合香港聯合交易所有限公司證券上市規則第13.36(2)條之規定。所有身居香港以外之股東應諮詢其專業顧問以確定他們是否須獲准許選擇以股代息之方式收取末期股息或是否須要政府或其他方面之同意或辦理其他手續。任何股東如在香港以外地區收到本通函及／或選擇表格，均不應視之為本公司邀請選擇新股，除非有關法律允許本公司可向該股東發出邀請而毋須取得任何註冊登記或遵照其他法例規定、政府或監管程序或任何類似手續。在香港以外之人士如欲根據以股代息計劃收取新股，須自行承擔責任遵守有關司法地區之法律規定，包括取得

末期股息將以現金派發並附有以股代息選擇(「**以股代息**」)予於2008年5月14日(星期三)(「**記錄日期**」)登記於股東名冊上各股東。股份過戶表格最遲須於2008年5月8日(星期四)下午4時前呈交以符合收取末期股息之資格。有關以股代息安排之概要已載於2008年5月14日之公告內。

本通函旨在說明有關以股代息之程序。

計劃之詳情

有關股東就持有之每股股份可作如下選擇:

(i) 收取現金股息48港仙;或

(ii) 獲配發市值(按下文所載定義)相等於該股東原應以現金收取之股息48港仙,並入賬列為已繳足股款之新股份(「**新股**」)(對零碎股份之調整除外);或

(iii) 部份以現金收取及部份以新股收取。

選擇收取代息股份之股東可獲配發新股數目計算方式是將股東原本應收取之現金股息總額除以每股23.10港元之市值。市值乃指股份由2008年5月7日(星期三)(此等股份除息交易之首天)起5個連續交易日在聯交所之平均收市價(「**市值**」)。

計算應收新股的公式如下:

於2008年5月14日持有股份數目 × 48港仙 = 最高股息額

$$\frac{\text{最高股息額}}{\text{市值(23.10港元)}} = \text{新股最高數目(向下調整至最近之整數)}$$

如選擇收取代息股份之股東,將不會獲配發零碎新股,應付之新股將向下調整至最近之整數,零碎股份將彙集並出售,而有關收益概歸本公司所有。

於聯交所上市及寄發股息支票及股票

本公司已向聯交所提出申請批准新股上市及買賣。預期股息支票及/或新股股票(倘新股之上市申請獲得批准)約於2008年6月18日(星期三)以普通郵遞寄予各股東,如有郵誤,由股東自行負責。新股將與現已發行之股份享有各方面同等權益,惟不獲發截至2007年12月31日止年度之末期股息。

倘新股獲得聯交所批准上市及買賣,該等新股將獲香港中央結算有限公司接納為合資格證券,新股將自其於聯交所開始買賣日或香港中央結算有限公司指定之其他日期起可於中央結算及交收系統(「**中央結算系統**」)內寄存、結算及交收。聯交所參與者之間的交易須於交易日後第2個營業日於中央結算系統內進行交收。所有中央結算系統之服務均依據其當時有效之一般規則及運作程序規則進行。股東應就交收安排之詳情及該安排對其權利及利益之影響向其註冊證券商或其他專業顧問諮詢意見。

此乃要件　請即處理

閣下如對本通函有任何疑問，應諮詢　閣下之註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部希慎興業有限公司(「本公司」)股份售出或轉讓，應立即將本通函及隨附的選擇表格交予買主或承讓人，或送交經手買賣或轉讓的銀行、註冊證券商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司(「**聯交所**」)對本通函的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不對因本通函全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

Hysan 希慎

Hysan Development Company Limited
希慎興業有限公司

(根據香港公司條例第32章註冊成立之有限公司)

(股份代號：00014)

主席
利定昌

獨立非執行副主席
鍾逸傑爵士

獨立非執行董事
蘇恩深
胡法光
葉謀遵博士

非執行董事
Hans Michael Jebsen
利憲彬
利乾
利德蓉醫生

執行董事
曾殿科
容韻儀

註冊辦事處：
香港
希慎道33號
利園宏利保險大廈49樓

敬啟者：

截至2007年12月31日止年度之末期股息
選擇收取股份以代替現金股息

緒言

本公司於2008年5月14日召開之股東周年大會上通過一項普通決議案，議決派發末期股息每股本公司普通股股份(「**股份**」)48港仙。

END